Exhibit 8.1

List of Principal Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation
Real Messenger Holdings Limited	Cayman Islands
Real Messenger Inc.	Delaware
Real Corporation Limited	Hong Kong
HOHOJO.com Limited	Hong Kong